東方有色集團有限公司
ONFEM HOLDINGS LIMITED

02015433

SUPPL

RECEIVED
FEB 22 2002

5th February, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of each of two announcements of the Company dated 1st February, 2002 and 4th February, 2002 respectively.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

香港九龍尖沙咀漆咸道南79號中國五礦大廈11樓 電話：2613 6363 傳真：2581 9823
11/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors (the "Board") of ONFEM Holdings Limited (the "Company") refers to press articles which appear in various newspapers today regarding an allegation of misappropriation of company funds facilitated by corruption against the Company's former managing director, the serving deputy managing director and financial controller (the "Event").

The Board has been informed by the Independent Commission Against Corruption ("ICAC") that the allegation and investigation of the Event relate only to the specific individuals personally and the Company is not the subject of the allegation and investigation. The Board therefore considers that the Event will not affect the operation of the Company and does not have material impact on the financial position of the Company.

At the request of the Company, trading in the shares of the Company was suspended with effect from 10:00 a.m. on Friday, 1st February, 2002 pending publication of this announcement. Application has been made to The Stock Exchange of Hong Kong Limited (the "Exchange") for resumption of trading in the shares of the Company with effect from 10:00 a.m. on Monday, 4th February, 2002.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

The Board of the Company refers to press articles which appear in various newspapers today regarding an allegation of misappropriation of company funds in an alleged amount of HK$26,300,000 facilitated by corruption against the Company's former managing director, the serving deputy managing director and financial controller (the "Event").

The Board confirms that the Company has been requested by Independent Commission Against Corruption ("ICAC") to provide information in relation to the Event. As the investigation relating to the Event is still in progress, the Company is under a duty to keep confidentiality of any information relating to the Event under the Prevention of Bribery Ordinance and will not disclose any relevant information that is beyond the press release published by the ICAC.

The Board has been informed by the ICAC that the allegation and investigation of the Event relate only to the specific individuals personally and the Company is not the subject of the allegation and investigation. The Board therefore considers that the Event will not affect the operation of the Company and does not have material impact on the financial position of the Company.

The Company will make further announcements and keep the shareholders and potential investors informed of the progress of the above matters when there is further material development. Such disclosure will be subject to the Company's duty of confidentiality under the Prevention of Bribery Ordinance described above.

At the request of the Company, trading in the shares of the Company was suspended with effect from 10:00 a.m. on Friday, 1st February, 2002 pending publication of this announcement. Application has been made to the Exchange for resumption of trading in the shares of the Company with effect from 10:00 a.m. on Monday, 4th February, 2002.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 1st February, 2002

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors (the "Board") of ONFEM Holdings Limited (the "Company") refers to press articles which appear in various newspapers today regarding an allegation of misappropriation of company funds facilitated by corruption against the Company's former managing director, the serving deputy managing director and financial controller (the "Event").

The Board has been informed by the Independent Commission Against Corruption ("ICAC") that the allegation and investigation of the Event relate only to the specific individuals personally and the Company is not the subject of the allegation and investigation. The Board therefore considers that the Event will not affect the operation of the Company and does not have material impact on the financial position of the Company.

At the request of the Company, trading in the shares of the Company was suspended with effect from 10:00 a.m. on Friday, 1st February, 2002 pending publication of this announcement. Application has been made to The Stock Exchange of Hong Kong Limited (the "Exchange") for resumption of trading in the shares of the Company with effect from 10:00 a.m. on Monday, 4th February, 2002.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

The Board of the Company refers to press articles which appear in various newspapers today regarding an allegation of misappropriation of company funds in an alleged amount of HK$26,300,000 facilitated by corruption against the Company's former managing director, the serving deputy managing director and financial controller (the "Event").

The Board confirms that the Company has been requested by Independent Commission Against Corruption ("ICAC") to provide information in relation to the Event. As the investigation relating to the Event is still in progress, the Company is under a duty to keep confidentiality of any information relating to the Event under the Prevention of Bribery Ordinance and will not disclose any relevant information that is beyond the press release published by the ICAC.

The Board has been informed by the ICAC that the allegation and investigation of the Event relate only to the specific individuals personally and the Company is not the subject of the allegation and investigation. The Board therefore considers that the Event will not affect the operation of the Company and does not have material impact on the financial position of the Company.

The Company will make further announcements and keep the shareholders and potential investors informed of the progress of the above matters when there is further material development. Such disclosure will be subject to the Company's duty of confidentiality under the Prevention of Bribery Ordinance described above.

At the request of the Company, trading in the shares of the Company was suspended with effect from 10:00 a.m. on Friday, 1st February, 2002 pending publication of this announcement. Application has been made to the Exchange for resumption of trading in the shares of the Company with effect from 10:00 a.m. on Monday, 4th February, 2002.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 1st February, 2002

ONFEM HOLDINGS LIMITED
(東方有色集團有限公司)

(於百慕達註冊成立之有限公司)

公佈

東方有色集團有限公司(「本公司」)董事會(「董事會」)謹提述今天各報章報導有關本公司前任董事總經理、現任董事副總經理及財務總監涉及一宗透過行賄受賄而挪用公司資金之案件(「該事件」)。

董事會獲廉政公署知會，該事件的指控及調查只涉及個別人士，本公司並不是被指控及被調查的對象。故此，董事會認為該事件不會影響本公司的運作，亦不會對本公司的財政狀況有重大影響。

應本公司之要求，本公司之股份由二零零二年二月一日星期五上午十時正起暫停買賣，以待刊發本公佈，並已向香港聯合交易所有限公司(「聯交所」)作出申請，於二零零二年二月四日星期一上午十時正起恢復本公司股份之買賣。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

本公司董事會謹提述今天各報章報導有關本公司前任董事總經理、現任董事副總經理及財務總監涉及一宗透過行賄受賄而挪用公司資金(聲稱金額達26,300,000港元)之案件(「該事件」)。

董事會確認曾被廉政公署要求提供有關該事件的資料。由於該事件的調查工作仍在進行中，根據防止賄賂條例，本公司有責任將任何關於該事件的資料保密，而本公司亦不會公佈多於廉政公署新聞稿所載的相關資料。

董事會獲廉政公署知會，該事件的指控及調查只涉及個別人士，本公司並不是被指控及被調查的對象。故此，董事會認為該事件不會影響本公司的運作，亦不會對本公司的財政狀況有重大影響。

如有任何重大發展，本公司將會再作公佈，知會股東及潛在投資者有關上述事宜的進展，惟本公司所作之披露必須遵守防止賄賂條例所設定的保密責任。

應本公司之要求，本公司之股份由二零零二年二月一日星期五上午十時正起暫停買賣，以待刊發本公佈，並已向聯交所作出申請，於二零零二年二月四日星期一上午十時正起恢復本公司股份之買賣。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

承董事會命
董事總經理
王幸東

香港，二零零二年二月一日

ONFEM HOLDINGS LIMITED
(東方有色集團有限公司)

(於百慕達註冊成立之有限公司)

公佈

東方有色集團有限公司(「本公司」)董事會(「董事會」)謹提述今天各報章報導有關本公司前任董事總經理、現任董事副總經理及財務總監涉及一宗透過行賄受賄而挪用公司資金之案件(「該事件」)。

董事會獲廉政公署知會，該事件的指控及調查只涉及個別人士，本公司並不是被指控及被調查的對象。故此，董事會認為該事件不會影響本公司的運作，亦不會對本公司的財政狀況有重大影響。

應本公司之要求，本公司之股份由二零零二年二月一日星期五上午十時正起暫停買賣，以待刊發本公佈，並已向香港聯合交易所有限公司(「聯交所」)作出申請，於二零零二年二月四日星期一上午十時正起恢復本公司股份之買賣。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

本公司董事會謹提述今天各報章報導有關本公司前任董事總經理、現任董事副總經理及財務總監涉及一宗透過行賄受賄而挪用公司資金(聲稱金額達26,300,000港元)之案件(「該事件」)。

董事會確認曾被廉政公署要求提供有關該事件的資料。由於該事件的調查工作仍在進行中，根據防止賄賂條例，本公司有責任將任何關於該事件的資料保密，而本公司亦不會公佈多於廉政公署新聞稿所載的相關資料。

董事會獲廉政公署知會，該事件的指控及調查只涉及個別人士，本公司並不是被指控及被調查的對象。故此，董事會認為該事件不會影響本公司的運作，亦不會對本公司的財政狀況有重大影響。

如有任何重大發展，本公司將會再作公佈，知會股東及潛在投資者有關上述事宜的進展，惟本公司所作之披露必須遵守防止賄賂條例所設定的保密責任。

應本公司之要求，本公司之股份由二零零二年二月一日星期五上午十時正起暫停買賣，以待刊發本公佈，並已向聯交所作出申請，於二零零二年二月四日星期一上午十時正起恢復本公司股份之買賣。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

承董事會命
董事總經理
王幸東

香港，二零零二年二月一日

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors (the "Board") of ONFEM Holdings Limited (the "Company") refers to press articles which appeared in various newspapers on 1st February, 2002 regarding an allegation of misappropriation of company funds facilitated by corruption against the Company's former managing director, the serving deputy managing director and financial controller (the "Event"), the announcement of the Company in respect thereof dated 1st February, 2002, and press articles which appear in various newspapers today regarding the petition for winding up of China Nonferrous Metals Group (Hong Kong) Limited ("CNMGHK") made by Jinhui Holdings Company Limited in relation to non-repayment of debts (the "Petition").

The Board has established a committee (the "Committee") to review and investigate the Event, to assess what losses (if any) were suffered by the Company and to make appropriate recommendations.

Pending the outcome of investigation of the Independent Commission Against Corruption and the findings and recommendations of the Committee, the serving deputy managing director and the financial controller of the Company have been temporarily suspended from duties.

The Company will also liaise with CNMGHK for more details of the Petition and will make further announcement in respect of the impact of the Petition (if any) on the Company.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

The Board of Directors (the "Board") of ONFEM Holdings Limited (the "Company") refers to press articles which appeared in various newspapers on 1st February, 2002 regarding an allegation of misappropriation of company funds facilitated by corruption against the Company's former managing director, the serving deputy managing director and financial controller (the "Event"), the announcement of the Company in respect thereof dated 1st February, 2002, and press articles which appear in various newspapers today regarding the petition for winding up of China Nonferrous Metals Group (Hong Kong) Limited ("CNMGHK") made by Jinhui Holdings Company Limited in relation to non-repayment of debts (the "Petition").

The Board has established a committee (the "Committee") which comprises all the independent non-executive directors and the managing director to review and investigate the Event, to assess what losses (if any) were suffered by the Company and to make appropriate recommendations.

Pending the outcome of the investigation by the Independent Commission Against Corruption and the findings and recommendations of the Committee, the serving deputy managing director and the financial controller of the Company have been temporarily suspended from duties.

The Company will also liaise with CNMGHK for more details of the Petition and will make further announcement in respect of the impact of the Petition (if any) on the Company.

The Board has noted the decrease in the price and the increase in the trading volume of the shares of the Company today and wishes to state that it is not aware of any reasons for such movement.

Save as disclosed above, the Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 4th February, 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors (the "Board") of ONFEM Holdings Limited (the "Company") refers to press articles which appeared in various newspapers on 1st February, 2002 regarding an allegation of misappropriation of company funds facilitated by corruption against the Company's former managing director, the serving deputy managing director and financial controller (the "Event"), the announcement of the Company in respect thereof dated 1st February, 2002, and press articles which appear in various newspapers today regarding the petition for winding up of China Nonferrous Metals Group (Hong Kong) Limited ("CNMGHK") made by Jinhui Holdings Company Limited in relation to non-repayment of debts (the "Petition").

The Board has established a committee (the "Committee") to review and investigate the Event, to assess what losses (if any) were suffered by the Company and to make appropriate recommendations.

Pending the outcome of investigation of the Independent Commission Against Corruption and the findings and recommendations of the Committee, the serving deputy managing director and the financial controller of the Company have been temporarily suspended from duties.

The Company will also liaise with CNMGHK for more details of the Petition and will make further announcement in respect of the impact of the Petition (if any) on the Company.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

The Board of Directors (the "Board") of ONFEM Holdings Limited (the "Company") refers to press articles which appeared in various newspapers on 1st February, 2002 regarding an allegation of misappropriation of company funds facilitated by corruption against the Company's former managing director, the serving deputy managing director and financial controller (the "Event"), the announcement of the Company in respect thereof dated 1st February, 2002, and press articles which appear in various newspapers today regarding the petition for winding up of China Nonferrous Metals Group (Hong Kong) Limited ("CNMGHK") made by Jinhui Holdings Company Limited in relation to non-repayment of debts (the "Petition").

The Board has established a committee (the "Committee") which comprises all the independent non-executive directors and the managing director to review and investigate the Event, to assess what losses (if any) were suffered by the Company and to make appropriate recommendations.

Pending the outcome of the investigation by the Independent Commission Against Corruption and the findings and recommendations of the Committee, the serving deputy managing director and the financial controller of the Company have been temporarily suspended from duties.

The Company will also liaise with CNMGHK for more details of the Petition and will make further announcement in respect of the impact of the Petition (if any) on the Company.

The Board has noted the decrease in the price and the increase in the trading volume of the shares of the Company today and wishes to state that it is not aware of any reasons for such movement.

Save as disclosed above, the Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 4th February, 2002

ONFEM HOLDINGS LIMITED
(東方有色集團有限公司)

(於百慕達註冊成立之有限公司)

公佈

東方有色集團有限公司(「本公司」)董事會(「董事會」)謹提述於二零零二年二月一日在各報章報導有關本公司前任董事總經理、現任董事副總經理及財務總監涉及一宗透過行賄受賄而挪用公司資金之案件(「該事件」)、本公司日期為二零零二年二月一日之公佈及今天在各報章報導有關中國有色金屬(香港)集團有限公司(「集團公司」)因未有償還債務而被金輝集團有限公司申請清盤(「該申請」)。

董事會已成立一個委員會(「該委員會」)審查及調查該事件，以評估本公司之損失(如有的話)及提供建議。

在等待廉政公署之調查結果及該委員會之結論及建議期間，本公司之現任董事副總經理及財務總監已被暫時停職。

本公司亦會聯絡集團公司，以獲取有關該申請之資料，並會就該申請對本公司造成之影響(如有的話)作進一步公佈。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

東方有色集團有限公司(「本公司」)董事會(「董事會」)謹提述於二零零二年二月一日在各報章報導有關本公司前任董事總經理、現任董事副總經理及財務總監涉及一宗透過行賄受賄而挪用公司資金之案件(「該事件」)、本公司日期為二零零二年二月一日之公佈及今天在各報章報導有關中國有色金屬(香港)集團有限公司(「集團公司」)因未有償還債務而被金輝集團有限公司申請清盤(「該申請」)。

董事會已成立一個委員會(「該委員會」)(其成員包括所有獨立非執行董事及董事總經理)審查及調查該事件，以評估本公司之損失(如有的話)及提供建議。

在等待廉政公署之調查結果及該委員會之結論及建議期間，本公司之現任董事副總經理及財務總監已被暫時停職。

本公司亦會聯絡集團公司，以獲取有關該申請之資料，並會就該申請對本公司造成之影響(如有的話)作進一步公佈。

董事會已知悉今天本公司的股份價格下跌及成交量上升，並表示不知悉導致此變動的原因。

除上述所披露外，董事會確認，目前並無任何有關收購或變賣的商談或協議為根據上市協議第3段而須予公開者，董事會亦不知悉有任何足以或可能影響價格的事宜為根據上市協議第2段所規定之一般責任而須予公開者。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

承董事會命
董事總經理
王幸東

香港，二零零二年二月四日

ONFEM HOLDINGS LIMITED
(東方有色集團有限公司)

(於百慕達註冊成立之有限公司)

公佈

東方有色集團有限公司(「本公司」)董事會(「董事會」)謹提述於二零零二年二月一日在各報章報導有關本公司前任董事總經理、現任董事副總經理及財務總監涉及一宗透過行賄受賄而挪用公司資金之案件(「該事件」)、本公司日期為二零零二年二月一日之公佈及今天在各報章報導有關中國有色金屬(香港)集團有限公司(「集團公司」)因未有償還債務而被金輝集團有限公司申請清盤(「該申請」)。

董事會已成立一個委員會(「該委員會」)審查及調查該事件，以評估本公司之損失(如有的話)及提供建議。

在等待廉政公署之調查結果及該委員會之結論及建議期間，本公司之現任董事副總經理及財務總監已被暫時停職。

本公司亦會聯絡集團公司，以獲取有關該申請之資料，並會就該申請對本公司造成之影響(如有的話)作進一步公佈。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

東方有色集團有限公司(「本公司」)董事會(「董事會」)謹提述於二零零二年二月一日在各報章報導有關本公司前任董事總經理、現任董事副總經理及財務總監涉及一宗透過行賄受賄而挪用公司資金之案件(「該事件」)、本公司日期為二零零二年二月一日之公佈及今天在各報章報導有關中國有色金屬(香港)集團有限公司(「集團公司」)因未有償還債務而被金輝集團有限公司申請清盤(「該申請」)。

董事會已成立一個委員會(「該委員會」)(其成員包括所有獨立非執行董事及董事總經理)審查及調查該事件，以評估本公司之損失(如有的話)及提供建議。

在等待廉政公署之調查結果及該委員會之結論及建議期間，本公司之現任董事副總經理及財務總監已被暫時停職。

本公司亦會聯絡集團公司，以獲取有關該申請之資料，並會就該申請對本公司造成之影響(如有的話)作進一步公佈。

董事會已知悉今天本公司的股份價格下跌及成交量上升，並表示不知悉導致此變動的原因。

除上述所披露外，董事會確認，目前並無任何有關收購或變賣的商談或協議為根據上市協議第3段而須予公開者，董事會亦不知悉有任何足以或可能影響價格的事宜為根據上市協議第2段所規定之一般責任而須予公開者。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

承董事會命
董事總經理
王幸東

香港，二零零二年二月四日